Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-257669

Prospectus Supplement No. 1

(To Prospectus dated July 15, 2021)

ASHFORD HOSPITALITY TRUST, INC.

This is Prospectus Supplement No. 1 (this “Prospectus Supplement”) to our Prospectus, dated July 15, 2021 (the “Prospectus”), relating to the offer and sale of up to 46,227,744 shares of common stock, par value $0.01 (“Common Stock”), of Ashford Hospitality Trust, Inc. (the “Company”), by B. Riley Principal Capital, LLC. Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our current report on Form 8-K filed July 16, 2021. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 12, 2021

ASHFORD HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-31775	86-1062192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

14185 Dallas Parkway, Suite 1200
Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

(972) 490-9600

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AHT	New York Stock Exchange
Preferred Stock, Series D	AHT-PD	New York Stock Exchange
Preferred Stock, Series F	AHT-PF	New York Stock Exchange
Preferred Stock, Series G	AHT-PG	New York Stock Exchange
Preferred Stock, Series H	AHT-PH	New York Stock Exchange
Preferred Stock, Series I	AHT-PI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On July 16, 2021, Ashford Hospitality Trust, Inc., a Maryland corporation (the “Company”), completed a one-for-ten (the “Split Ratio”) reverse stock split of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Reverse Stock Split”), effective after the close of business on July 16, 2021.

In connection with the Reverse Stock Split, on July 16, 2021, Ashford OP General Partner LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, executed Amendment No. 9 to the Seventh Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement Amendment”) of Ashford Hospitality Limited Partnership, the Company’s operating partnership (“Ashford Trust OP”), for the purpose of changing and reclassifying the issued and outstanding Partnership Units (as defined in the Partnership Agreement Amendment) consistent with the Split Ratio (the “Reverse Unit Split”), effective after the close of business on July 16, 2021. As a result of the Reverse Unit Split, the number of outstanding Partnership Units of Ashford Trust OP was reduced to approximately 402,222 units.

The summary of the Partnership Agreement Amendment contained in this Item 1.01 does not purport to be complete and is qualified in its entirety by reference to the full text of the Partnership Agreement Amendment, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 3.03 Material Modifications to Rights of Security Holders.

The disclosure set forth under Items 5.02, 5.03 and 8.01 below is incorporated herein by reference.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements Of Certain Officers.

(e) The Board of Directors of the Company approved an amendment (the “Plan Amendment”) to the 2021 Stock Incentive Plan of Ashford Hospitality Trust, Inc. (the “Plan”), effective July 16, 2021. The Plan Amendment ratably adjusted the aggregate number of shares of common stock issuable under the Plan to reflect the Reverse Stock Split. Equity and equity-based awards outstanding under the Plan have also been ratably adjusted to reflect the Reverse Stock Split.

The description of the Plan Amendment contained in this Item 5.02 is qualified in its entirety by reference to the full text of the Plan Amendment, which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The disclosure set forth under Item 8.01 below is incorporated herein by reference.

On July 12, 2021, the Company filed Articles of Amendment to the Company’s charter (the “Articles of Amendment”) with the State Department of Assessments and Taxation of Maryland to effect the Reverse Stock Split. Pursuant to the Articles of Amendment, effective as of 11:59 p.m. on July 16, 2021, each outstanding share of the Company’s common stock, par value $0.01 per share, will automatically combine into 1/10th of share of common stock, par value $0.01 per share. If the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, such fractional share shall be rounded down to the nearest full share and the Company shall pay the holder otherwise entitled to such fraction a sum in cash in an amount equal to the relevant percentage of the amount received per share upon the sale in one or more open market transactions of the aggregate of all such fractional shares. As a result of the Reverse Stock Split, the number of outstanding shares of common stock of the Company will be reduced to approximately 26.5 million shares.

Each stockholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Reverse Stock Split, except for minor changes resulting from the payment of cash for fractional shares. The rights and privileges of stockholders are unaffected by the Reverse Stock Split. There will be no change to the number of authorized shares of the Company’s common stock as a result of the Reverse Stock Split.

The foregoing summary of the Articles of Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Articles of Amendment, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On July 16, 2021, the Company issued a press release announcing the completion of the Reverse Stock Split. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The information under Item 7.01 of this Form 8-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section, nor shall it be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01 Other Events.

As previously announced, the Company completed a one-for-ten Reverse Stock Split of the outstanding shares of its common stock, effective after the close of business on July 16, 2021. As a result of the Reverse Stock Split, there are 26,514,061 shares of common stock of the Company issued and outstanding.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.
3.1	Articles of Amendment to the Articles of Amendment and Restatement of the Company

10.1	Amendment No. 9 to the Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated July 16, 2021

10.2	Amendment No. 1 to the 2021 Incentive Stock Plan of Ashford Hospitality Trust, Inc., dated July 16, 2021

99.1	Press Release of the Company, dated July 16, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 16, 2021

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Jim Plohg
Jim Plohg
Division General Counsel

Exhibit 3.1

ARTICLES OF AMENDMENT

ASHFORD HOSPITALITY TRUST, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Maryland, DOES HEREBY CERTIFY to the State Department of Assessments and Taxation of Maryland that:

FIRST:              The charter of the Corporation is hereby amended by changing and reclassifying each of the shares of Common Stock (par value $0.01 per share) of the Corporation, which is issued and outstanding at the close of business on the effective date of this amendment, into one-tenth of a share of Common Stock (par value $0.01 per share) and by transferring from the common stock account to the additional paid-in capital account $0.01 with respect to each share which will no longer remain outstanding after this change and reclassification, such change, reclassification and combination to be made as a 1-for-10 reverse stock split, and that no fractional shares of Common Stock will be or remain issued to any stockholder who, after giving effect to such reverse stock split, would otherwise have owned any fraction of a share of Common Stock and, if such reverse stock split would result in a fractional number of shares of Common Stock, such fractional share shall be rounded down to the nearest full share and pay the holder otherwise entitled to such fraction a sum in cash in an amount equal to the relevant percentage of the amount received per share upon the sale in one or more open market transactions of the aggregate of all such fractional shares.

SECOND:         The directors of the Corporation, at a meeting duly noticed and held, adopted and approved the foregoing amendment by the vote required under Maryland law and the charter and bylaws of the Corporation. Pursuant to Section 2-309(e) of the Corporations and Associations Article of the Annotated Code of Maryland, stockholder approval of this charter amendment is not required.

THIRD:             The Corporation has a class of equity securities registered under the Securities Exchange Act of 1934, as amended.

FOURTH:         These Articles of Amendment shall become effective at 11:59 p.m. on July 16, 2021.

IN WITNESS WHEREOF, on this 12th day of July, 2021, the Corporation has caused these Articles of Amendment to be executed and acknowledged in its name and on its behalf by its President and Chief Executive Officer and attested to by its Chief Financial Officer; and the President and Chief Executive Officer acknowledges that these Articles of Amendment are the act of the Corporation, and the President and Chief Executive Officer further acknowledges that, as to all matters or facts set forth herein that are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief, and that this statement is made under the penalties for perjury.

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ J. Robison Hays III
J. Robison Hays III, President and Chief Executive Officer

ATTEST:

By:	/s/ Deric Eubanks
Deric Eubanks Chief Financial Officer

Exhibit 10.1

AMENDMENT NO. 9

TO

SEVENTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

July 16, 2021

This Amendment No. 9 to the Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership (this “Amendment”) is made as of July 16, 2021, by Ashford OP General Partner LLC, a Delaware limited liability company, as general partner (the “General Partner”) of Ashford Hospitality Limited Partnership, a Delaware limited partnership (the “Partnership”), pursuant to the authority granted in Section 11.1(b) of Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated April 14, 2016, as amended by Amendment No. l thereto dated as of July 13, 2016, Amendment No. 2 thereto dated October 18, 2016, Amendment No. 3 thereto dated as of August 25, 2017, Amendment No. 4 thereto dated as of November 17, 2017, Amendment No. 5 thereto dated as of December 13, 2017, Amendment No. 6 thereto dated as of February 26, 2019, Amendment No. 7 thereto dated as of July 15, 2020 and Amendment No. 8 thereto dated as of December 9, 2020 (the “Partnership Agreement”), for the purpose of changing and reclassifying Partnership Units. Capitalized terms used and not defined herein shall have the meanings set forth in the Partnership Agreement.

WHEREAS, the Board of Directors of Ashford Hospitality Trust, Inc. (the “Corporation”) and a duly authorized committee thereof each adopted resolutions on June 28, 2021 (i) changing and reclassifying each of the shares of common stock, par value $0.01 per share (“Common Stock”), of the Corporation, which is issued and outstanding at the close of business on the effective date of this amendment, into one-tenth of a share of Common Stock (par value $0.01 per share) and (ii) transferring from the common stock account to the additional paid-in capital account $0.01 with respect to each share which will no longer remain outstanding after this change and reclassification, such change, reclassification and combination to be made as a 1-for-10 (the “Split Ratio”) reverse stock split, and that no fractional shares of Common Stock will be or remain issued to any stockholder who, after giving effect to such reverse stock split, would otherwise have owned any fraction of a share of Common Stock and, if such reverse stock split would result in a fractional number of shares of Common Stock, such fractional share shall be rounded down to the nearest full share and the Corporation shall pay the holder otherwise entitled to such fraction a sum in cash in an amount equal to the relevant percentage of the amount received per share upon the sale in one or more open market transactions of the aggregate of all such fractional shares (the “Reverse Stock Split”);

WHEREAS, Section 11.1(b) of the Partnership Agreement permits the General Partner to amend the Partnership Agreement without the approval of any other Partner if such amendment is to amend and restate Exhibit A thereto;

WHEREAS, the General Partner has determined that, in connection with the Reverse Stock Split, it is necessary and desirable to amend the Partnership Agreement to change and reclassify the issued and outstanding Partnership Units consistent with the Split Ratio (the “Reverse Unit Split”); and

WHEREAS, the General Partner desires to so amend the Partnership Agreement as of the date first set forth above.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

1.      The Partnership Agreement is hereby amended to replace Exhibit A thereto with a revised Exhibit A to reflect the Reverse Unit Split.

2.      Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

3.      This Amendment shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to conflicts of law.

4.      If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

(The remainder of this page intentionally left blank.)

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

Ashford OP General Partner LLC,
a Delaware limited liability company, as General Partner of Ashford Hospitality Limited Partnership

By:	/s/ Alex Rose
Name:	Alex Rose
Title:	Executive Vice President, General Counsel and Secretary

Signature Page to Amendment No. 9 to Seventh Amended and Restated LP Agreement of Ashford Hospitality Limited Partnership

Exhibit 10.2

AMENDMENT NO. 1
to the
2021 STOCK INCENTIVE PLAN
of
ASHFORD HOSPITALITY TRUST, INC.

July 16, 2021

This Amendment No. 1 (this “Amendment”) to the 2021 Stock Incentive Plan of Ashford Hospitality Trust, Inc. (the “Company”) is hereby adopted by the Board of Directors of the Company (the “Board”), effective as of the date first referenced above.

WHEREAS, the 2021 Stock Incentive Plan of Ashford Hospitality Trust, Inc. (the “Plan”) was authorized and approved by the stockholders of the Company and adopted for and on behalf of the Company by the Board in May 2021;

WHEREAS, as of the date first set forth above, the Company has effectuated a 1-for-10 reverse stock split (the “Reverse Split”) of the shares of the Company’s common stock, par value $0.01 per share (“Common Stock”);

WHEREAS, pursuant to Article 1.2(b) of the Plan, in the event of a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company or other similar corporate transaction or event that affects the shares of Common Stock , a proportionate substitution or adjustment shall be made to (i) the Share Limit (as defined in the Plan)  or any other limit applicable under the Plan with respect to the number of awards which may be granted hereunder; (ii) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the Plan; and (C) the terms of any outstanding award; and

WHEREAS, the Board wishes to amend the Plan to ratably adjust the Share Limit (as defined in the Plan) to reflect the Reverse Split.

NOW, THEREFORE, BE IT RESOLVED,

1.	Article 1.2(a) of the Plan is hereby amended to change the maximum number of shares of Common Stock (as defined in the Plan) that may be issued thereunder from 5,300,000 to 530,000.

2.	Except as modified herein, all terms and conditions of the Plan shall remain in full force and effect.

3.	This Amendment shall be construed and enforced in accordance with and governed by the laws of the State of Maryland, without regard to conflicts of law.

4.	If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

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Exhibit 99.1

NEWS RELEASE

Contact:	Deric Eubanks	Jordan Jennings	Joseph Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

ASHFORD TRUST COMPLETES REVERSE STOCK SPLIT

DALLAS, July 16, 2021 -- Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust” or the “Company”) announced today that it completed a reverse split of the Company’s common stock at a ratio of 1-for-10.

After the close of business on July 16, 2021, the effective date of the reverse stock split, each share of the Company’s issued and outstanding common stock and equivalents was converted into 1/10th of a share of the Company’s common stock. As a result of the reverse split, the number of outstanding shares of common stock was reduced from approximately 265.1 million shares to approximately 26.5 million shares. The reverse stock split will affect all stockholders proportionally and will not affect any stockholder’s ownership percentage of shares of the Company’s common stock, except for minor changes resulting from the payment of cash for fractional shares.

As of market open on July 19, 2021, the Company’s common stock will commence trading on a split-adjusted basis on the New York Stock Exchange (the “NYSE”). The common stock will continue to trade on the NYSE under the symbol “AHT” but will trade under a new CUSIP number. By implementing a reverse stock split, the Company and its Board of Directors believes it can realize increased incremental demand for both its common stock and its options while also making the Company’s shares more attractive to a broader range of potential long-term institutional investors, individual investors, and buy-side analysts.

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Ashford Trust’s stockholders should contact their broker or Ashford Trust’s transfer agent, Computershare, at (800) 546-5141, for any necessary assistance relating to the reverse stock split.

On July 16, 2021, the Company also completed a reverse split of the partnership units of Ashford Hospitality Limited Partnership, the Company’s operating partnership (“Ashford Trust OP”), at a ratio of 1-for-10. As a result of such reverse split, the number of outstanding partnership units of Ashford Trust OP was reduced from approximately 4.0 million units to approximately 402,222 units.

* * * * *

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing predominantly in upper upscale, full-service hotels.

Follow CEO Rob Hays on Twitter at https://twitter.com/aht_rob or @aht_rob.

Forward-Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the impact of COVID-19, and the rate of adoption and efficacy of vaccines to prevent COVID-19, on our business and investment strategy; the timing and outcome of the Securities and Exchange Commission’s investigation; our ability to regain S-3 eligibility; our ability to repay, refinance or restructure our debt and the debt of certain of our subsidiaries; anticipated or expected purchases or sales of assets; our projected operating results; completion of any pending transactions; our understanding of our competition; market trends; projected capital expenditures; the impact of technology on our operations and business; general volatility of the capital markets and the market price of our common stock and preferred stock; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the markets in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Such forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions, and expectations can change as a result of many potential events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. Investors should not place undue reliance on these forward-looking statements. The Company can give no assurance that these forward-looking statements will be attained or that any deviation will not occur. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations, or otherwise, except to the extent required by law.

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